The Coffee Class Corporation



ANNUAL REPORT

105 Opulent Rose

Las Vegas, NV 89183

(702) 823-0840

TheCoffeeClass.com

This Annual Report is dated April 24, 2023.

BUSINESS

Overview

The Coffee Class is a Las Vegas born coffee bistro with sophisticated menu choices, specialty coffee and handcrafted lattes, and scratch made pastries. We provide a fast casual atmosphere for the discerning customer who prioritizes a warm welcoming experience and food that is second to none in quality.

The Coffee Class was founded in 2019 as an experiment to see if amazing coffee can be paired with amazing food in one sensational service oriented concept. We're on a journey to transform your daily grind with exceptional service, and a delicious experience, prepared every day with heart. We want to elevate your coffee house cafe experience to something you've never imagined by bringing you quality fresh baked pastries, amazing organic coffee and tea, and delicious all day food options.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for The Coffee Class LLC and any future LLCs (new locations). TCC Durango LLC and TCC Horizon LLC were formed as two new entities under the parent company KBC Companies LLC to manage our new Horizon and future Uncommons locations. On 8/18/2022, KBC Companies LLC converted to a Nevada C-Corporation, The Coffee Class Corporation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $380000

Number of Securities Sold: 760,000

Use of proceeds: Working Capital, Expansion

Date: March 13, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2022 was $1,510,589 vs $ 1,025,391 in 2021. The increase was due to growing our sales revenues at our original location.

Cost of sales % were similar in 2022 vs 2021.

Gross margins were -$175,000 in 2022. Due to opening our Horizon location at a $500,000 expense over the year.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, rents, food, labor, marketing, fees for professional services, research and development expenses and expansion to a second location. Expenses in 2022 increased compared to 2021 due to expansion and higher sales.

Key drivers of our sales growth have been greater market awareness, mastering our social media outreach and spend, fine tuning our product rollout schedules and planning, and putting out more and more innovative and interesting products that appeal to our customer demographics.

Historical results and cash flows:

We've invested in upgrading our outdoor seating at our Eastern location, improving the hard product for our discerning guests, improving our lunch program, adding afternoon dazzling baked goods (which is part of the reason for the recent sales surge) and other innovations to continue to grow and attract a complete day time audience. We expect continued growth so long as we continue to innovate, provide excellent guest experiences and monitor our bottom line spending to ensure we are hitting maximum profitability.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $23,285.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $270,300.00

Interest Rate: 3.75%

Maturity Date: March 06, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Treasurer, Secretary

Dates of Service: October, 2018 - Present

Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $100,000 annual compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Kyle Cunningham

Amount and nature of Beneficial ownership: 2,500,000

Percent of class: 93.00

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of -1,740,000 outstanding.

Voting Rights

Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly-authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be voice vote; but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, operating a cafe that sells food and beverages. Our revenues are therefore dependent upon the market for this type of service. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Coffee Class is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

The Coffee Class Corporation

By /s/ *Kyle Cunningham*

    Name: The Coffee Class Corporation

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Kyle Cunningham , the CEO of The Coffee Class Corporation , hereby certify that the financial statements of The Coffee Class Corporation and notes thereto for the periods ending 2021 and 2022   included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Coffee Class Corporation has not yet filed its federal tax return for 2022 and the corporate entity was not in existence for the prior tax year. .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/21/2023

Kyle Cunningham
_____ (Signature)

____CEO_____ (Title)

___4/21/2023_____ (Date)

ABC LLC

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2022**

The Coffee Class Corporation
Index to Financial Statements
(unaudited)

The Coffee Class Corporation
BALANCE SHEETS
DECEMBER 31, 2022
unaudited

The Coffee Class

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eastern Accounts	
BofA Cap Res-8970	90.00
BofA Main-8941	100.00
BofA Reserve Fund-8967 (deleted)	100.00
BofA Savings-8983	-100.00
BofA SUT-8954	100.00
Emburse Card (deleted)	962.48
WF 7691 Large Recurring Payment Fund	0.00
WF 7709 Company Reserve Fund	0.02
WF Checking 9123	7,637.12
Total Eastern Accounts	**8,889.62**
Horizon Accounts	
BofA- Horizon Cap Res-7360	10,300.05
BofA-Horizon Operating-7344	122,261.69
Total Horizon Accounts	**132,561.74**
KBC Accounts	
KBC Operating -5546	85.75
KBC Payroll-5559	19,768.44
Total KBC Accounts	**19,854.19**
Total Bank Accounts	**$161,305.55**
Other Current Assets	
Cash in Till and Safe - Eastern	500.00
Employee Advance	0.00
Inventory Asset	3,000.00
Total Other Current Assets	**$3,500.00**
Total Current Assets	**$164,805.55**
Fixed Assets	
Asset Purchase	30,478.85
Fixed Assets	
Accumulated Depreciation	-246,989.86
Furniture & Equipment	149,470.19
Leasehold Improvements	63,399.67
Signage	3,640.00
Total Fixed Assets	**-30,480.00**
Horizon Location	179,639.76
Total Fixed Assets	**$179,638.61**

The Coffee Class

Balance Sheet

As of December 31, 2021

	TOTAL
Other Assets	
Accumulated Amortization	-15,454.00
Loan Fees	1,085.00
Organizational costs	1,275.00
Purchased Goodwill	4,000.00
Purchased Noncompete	10,000.00
Security Deposit - Landlord	12,538.06
Start up Expenditures	60,723.81
Total Other Assets	**$74,167.87**
TOTAL ASSETS	**$418,612.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Gift Card Sales	1,586.38
Sales Tax Payable	12,931.80
Undistributed Tips	5,166.15
Total Other Current Liabilities	**$19,684.33**
Total Current Liabilities	**$19,684.33**
Long-Term Liabilities	
Costarmos	0.00
EIDL Loan	108,700.00
Loan From Kyle Cunningham	-6,653.94
Loan Payable - Costarmos LLC	600,000.00
PPP Loan ReadyCap	0.00
Total Long-Term Liabilities	**$702,046.06**
Total Liabilities	**$721,730.39**
Equity	
Kyle C Distribution	-22,552.93
Kyle C Investment	-86,152.93
Opening Balance Equity	0.00
Retained Earnings	-150,618.55
Net Income	-43,793.95
Total Equity	**$ -303,118.36**
TOTAL LIABILITIES AND EQUITY	**$418,612.03**

The Coffee Class

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eastern Accounts	
BofA Cap Res-8970	0.00
BofA Main-8941	10,169.96
BofA Savings-8983	-190.00
BofA Spending & RM 6179	386.11
BofA SUT-8954	9.32
Cash Clearing BofA Main-8941	0.00
WF 7691 Large Recurring Payment Fund	-0.36
WF 7709 Company Reserve Fund	-5.00
WF Checking 9123	73.84
Total Eastern Accounts	**10,443.87**
Horizon Accounts	
BofA SUT Checking (1896)	0.42
BofA- Horizon Cap Res-7360	0.40
BofA-Horizon Operating-7344	1,892.91
RM and Petty Cash Checking (1906)	173.64
Total Horizon Accounts	**2,067.37**
KBC Accounts	
KBC Operating -5546	4,443.74
KBC Payroll-5559	5,916.28
Total KBC Accounts	**10,360.02**
St. Rose Accounts	
BofA Bill Pay & Payroll - 1287	155.01
Total St. Rose Accounts	**155.01**
The Coffee Class Corp Accounts	
BofA-2745	259.30
Total The Coffee Class Corp Accounts	**259.30**
Total Bank Accounts	**$23,285.57**
Other Current Assets	
Cash in Till and Safe - Eastern	500.00
Cash in Till and Safe - Horizon	500.00
Deposits in Transit	0.00
Employee Advance	0.00
Inventory Asset	3,000.00
Uncategorized Asset	300.00
Total Other Current Assets	**$4,300.00**
Total Current Assets	**$27,585.57**

The Coffee Class

Balance Sheet

As of December 31, 2022

	TOTAL
Fixed Assets	
Asset Purchase	30,478.85
Fixed Assets	
Accumulated Depreciation	-246,989.86
Furniture & Equipment	204,649.87
Leasehold Improvements	285,556.57
Signage	13,969.31
Total Fixed Assets	**257,185.89**
Horizon Location	179,873.48
Total Fixed Assets	**$467,538.22**
Other Assets	
Accumulated Amortization	-15,454.00
Loan Fees	1,085.00
Organizational costs	1,275.00
Purchased Goodwill	4,000.00
Purchased Noncompete	10,000.00
Security Deposit - Landlord	15,293.17
Start up Expenditures	210,023.67
Total Other Assets	**$226,222.84**
TOTAL ASSETS	**$721,346.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Gift Card Sales	8,697.36
Loan Payable - DoorDash Capital	7,500.00
Payroll Liabilities	0.00
Sales Tax Payable	4,074.30
Undistributed Tips	392.74
Total Other Current Liabilities	**$20,664.40**
Total Current Liabilities	**$20,664.40**
Long-Term Liabilities	
Costarmos	0.00
EIDL Loan	270,300.00
Loan From Kyle Cunningham	208,500.32
Loan Payable - Costarmos LLC	700,000.00
Loan Payable - Toast Capital	0.00
PPP Loan ReadyCap	0.00
Total Long-Term Liabilities	**$1,178,800.32**
Total Liabilities	**$1,199,464.72**

The Coffee Class

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Bryan Mawr Trust	154,887.03
Kyle C Distribution	-587,205.91
Kyle C Investment	433,133.54
Opening Balance Equity	0.00
Retained Earnings	-303,118.36
Net Income	-175,814.39
Total Equity	**$ -478,118.09**
TOTAL LIABILITIES AND EQUITY	**$721,346.63**

The Coffee Class Corporation

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022
(unaudited)

The Coffee Class Corporation is a holding company for The Coffee Class LLC, TCC Horizon LLC and TCC St Rose LLC. Each represents a physical cafe location for "The Coffee Class" and "Almond & Oat" brands. Kyle Cunningham was the sole owner at the end of 2022.

The Coffee Class Corporation

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(unaudited)

The Coffee Class

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	0.00
Coffee & Tea Sales	608,453.01
Deposit Short	0.00
Food Sales	633,887.83
Delivery Service Sales	191.42
Door Dash	116,580.29
Grubhub	44,068.09
Uber Eats	210,879.02
Total Delivery Service Sales	**371,718.82**
Total Food Sales	**1,005,606.65**
Google Direct Orders	2,293.20
Grab & Go Sales	6,303.00
Retail Merchandise Sales	109.00
Sales Discounts	-105,572.42
$5 Credit (75 Points Reward)	-6,602.72
Total Sales Discounts	**-112,175.14**
Total Sales	**1,510,589.72**
Total Income	**$1,510,589.72**
Cost of Goods Sold	
Cost of Food	2,049.78
Coffee	86,503.26
Food	420,743.15
Paper Supplies	14,747.10
Total Cost of Food	**524,043.29**
Delivery Service Fees	
DoorDash Fees	23,427.30
Google Direct Fees	44.80
Grubhub Fees	9,898.21
Toast Fees	1,871.93
UberEats Fees	41,929.47
Total Delivery Service Fees	**77,171.71**
Merchant Service Fees	39,707.77
Restaurant Supplies	29,616.64
Total Cost of Goods Sold	**$670,539.41**
GROSS PROFIT	**$840,050.31**
Expenses	
Advertising & Marketing	65,858.76

The Coffee Class

Profit and Loss

January - December 2022

	TOTAL
Auto Expenses	1,731.30
Fuel	614.39
Parking	0.00
Total Auto Expenses	**2,345.69**
Background Checks	479.77
Bank Charges & Fees	1,380.86
Business Gifts	778.64
Charitable Donations	810.00
Computer & Internet Expense	2,739.19
Computer Supplies & Software	20,437.74
Contractors	520.00
Dues & Subscriptions	1,557.67
Employee Gifts	84.28
Employee Meals	7,168.50
Equipment Lease	518.03
Gift Card Expenses	504.97
Graphic Design	60.00
Insurance	11,035.55
Bond	105.00
Workers Comp	6,707.77
Total Insurance	**17,848.32**
Interest Paid	11,013.05
Internet Expense	8,264.65
Janitorial Expenses	2,778.80
Legal & Professional Services	10,880.65
Accounting	8,120.00
Bookkeeping Services	8,925.00
Total Legal & Professional Services	**27,925.65**
Meals & Entertainment	3,423.67
Office Expenses	11,954.44
Office Supplies	3,030.29
Employee Reimbursed Expenses	747.12
Total Office Supplies	**3,777.41**
Outside Services	310.83
Over/Short	-405.81
Payroll Expenses	364.50
Payroll Service Fees	1,563.33
Payroll Taxes	115,237.81
Profit Sharing Income	13,395.09
Salaries & Wages	813,936.82
Total Payroll Expenses	**944,497.55**

The Coffee Class

Profit and Loss

January - December 2022

	TOTAL
Permits	509.00
Postage & Delivery	505.36
Printing & Reproduction	1,403.81
Rent & Lease	46,742.61
Repairs & Maintenance	21,531.67
Software and Technology	2,732.79
Storage Expense	2,646.80
Store Expenses	3,114.39
Taxes & Licenses	3,528.83
Towel/Laundry Services	250.00
Training & Development	2,706.60
Travel	4,752.48
Unapplied Cash Bill Payment Expense	3,598.43
Uncategorized Expense	1,282.38
Uniform Expense	1,075.43
Utilities	18,931.58
Total Expenses	**$1,251,944.82**
NET OPERATING INCOME	**$ -411,894.51**
Other Income	
Interest Income	2.50
Other Income	-43,740.77
ERC	279,818.39
Total Other Income	**236,077.62**
Total Other Income	**$236,080.12**
NET OTHER INCOME	**$236,080.12**
NET INCOME	**$ -175,814.39**

The Coffee Class

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	1.89
Coffee & Tea Sales	405,016.80
Deposit Short	-93.86
Food Sales	533,470.12
Delivery Service Sales	-817.92
Door Dash	32,508.57
Grubhub	31,445.04
Toast Doordash Income	4,516.19
Uber Eats	81,780.74
Total Delivery Service Sales	**149,432.62**
Total Food Sales	**682,902.74**
Google Direct Orders	842.90
Grab & Go Sales	5,363.70
Retail Merchandise Sales	763.49
Sales Discounts	-45,839.94
$5 Credit (75 Points Reward)	-23,566.67
Total Sales Discounts	**-69,406.61**
Total Sales	**1,025,391.05**
Total Income	**$1,025,391.05**
Cost of Goods Sold	
Cost of Food	
Coffee	37,450.67
Food	288,257.57
Paper Supplies	38,441.95
Total Cost of Food	**364,150.19**
Delivery Service Fees	3,456.24
DoorDash Fees	12,972.61
DoorDash Tips	666.00
Total DoorDash Fees	**13,638.61**
Grubhub Fees	5,964.17
Toast Fees	964.81
UberEats Fees	22,340.22
Total Delivery Service Fees	**46,364.05**
Merchant Service Fees	34,103.50
Restaurant Supplies	29,033.55
Total Cost of Goods Sold	**$473,651.29**
GROSS PROFIT	**$551,739.76**
Expenses	
Advertising & Marketing	47,372.88

The Coffee Class

Profit and Loss

January - December 2021

	TOTAL
Auto Expenses	316.34
Background Checks	1,266.52
Bank Charges & Fees	1,698.00
Business Gifts	2,694.43
Charitable Donations	1,558.50
Computer Supplies & Software	304.90
Dues & Subscriptions	381.88
Employee Meals	27,222.42
Employer FICA Tax	541.75
Insurance	1,081.00
Workers Comp	3,214.63
Total Insurance	**4,295.63**
Interest Paid	46.57
Internet Expense	4,767.03
Legal & Professional Services	11,490.95
Accounting	12,902.50
Total Legal & Professional Services	**24,393.45**
Loan Interest	19,714.90
Meals & Entertainment	4,442.62
Office Expenses	8,010.57
Virtual Assistant	1,994.00
Total Office Expenses	**10,004.57**
Office Supplies	4,543.46
Outside Services	3,100.00
Over/Short	3,464.26
Payroll Expenses	-14,528.00
Bonus	12,619.78
Employer FICA TAX	33,672.81
Federal Income Tax	-2,116.30
FUTA Fed	1,208.55
Medicare Tax	7,472.35
NV State Unemployment Expenses	14,342.46
Payroll Service Fees	2,019.07
Profit Sharing Income	13,415.06
Salaries & Wages	320,380.94
Flex & Vacation	3,072.57
Salaries & Wages OT	12,875.68
Salary Pay	85,114.99
Total Salaries & Wages	**421,444.18**
Total Payroll Expenses	**489,549.96**
Postage & Delivery	218.29

The Coffee Class

Profit and Loss

January - December 2021

	TOTAL
Printing & Reproduction	69.11
Rent & Lease	30,486.00
Repairs & Maintenance	34,467.23
Software and Technology	11,368.66
Startup Expenses	0.00
Storage Expense	291.66
Taxes & Licenses	2,618.19
NV MBT Expense	943.56
Total Taxes & Licenses	**3,561.75**
Training & Development	61.00
Travel	8,865.58
Unapplied Cash Bill Payment Expense	104.23
Uniform Expense	2,799.66
Utilities	10,933.14
Total Expenses	**$754,906.38**
NET OPERATING INCOME	**$ -203,166.62**
Other Income	
Forgiven Debt	194,038.98
Interest Income	9.69
Total Other Income	**$194,048.67**
Other Expenses	
Amortization Expense	4,196.00
Depreciation Expense	30,480.00
Total Other Expenses	**$34,676.00**
NET OTHER INCOME	**$159,372.67**
NET INCOME	**$ -43,793.95**

NOTE 1 – NATURE OF OPERATIONS

The Coffee Class Corporation was formed on 8/19/2022 ("Inception") in the State of NV. The financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, NV

The Coffee Class Corporation is a holding company for coffee shops in Las Vegas. They serve coffee, tea, pastries, and food items.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from retail restaurant sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a C Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debts are with Costarmos LLC, SBA, and Toast Capital. As well as owed to CEO Kyle Cunningham.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The subsidiaries to the C Corp are party to commercial lease agreements.

NOTE 5 – MEMBERS' EQUITY

C-Corporation

NOTE 6 – RELATED PARTY TRANSACTIONS

There are debts owed to founder/CEO Kyle CUnningham.

NOTE 7 – SUBSEQUENT EVENTS

Yes we have converted single member LLC KBC Companies LLC to C-Corporation The Coffee Class Corporation



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number **E25578862022-3**
Barbara K. Cegavske (signature)	Filing Number **20222557937**
Secretary of State State Of Nevada	Filed On **8/18/2022 10:32:00 AM**
	Number of Pages **4**

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 92A.205

This filing completes the following: ☒ Conversion ☐ Exchange ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information: (Constituent, Acquired or Merging)	Entity Name: **KBC COMPANIES LLC** Jurisdiction: **NEVADA**　　　　Entity Type*: **LLC** *If more than one entity being acquired or merging please attach additional page.*
2. Entity Information: (Resulting, Acquiring or Surviving)	Entity Name: **THE COFFEE CLASS CORPORATION** Jurisdiction: **NEVADA**　　　　Entity Type*: **CORPORATION**
3. Plan of Conversion, Exchange or Merger: (select one box)	☐ The entire plan of conversion, exchange or merger is attached to these articles. ☒ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity. The entire plan of exchange or merger is on file at the registered office of the acquiring corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the acquiring entity (NRS 92A.200). ☐ The complete executed plan of conversion for the resulting domestic limited partnership is on file at the records office required by NRS 88.330. (Conversion only)
4. Approval: (If more than one entity being acquired or merging please attach additional approval page.)	**Exchange/Merger:** Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity) ☐ A. Owner's approval was not required from the: 　　☐ Acquired/merging 　　☐ Acquiring/surviving ☐ B. The plan was approved by the required consent of the owners of: 　　☐ Acquired/merging 　　☐ Acquiring/surviving ☐ C. Approval of plan of exchange/merger for Nevada non-profit corporation (NRS 92A.160): Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation. 　　☐ Acquired/merging 　　☐ Acquiring/surviving _____ Name of acquired/merging entity _____ Name of acquiring/surviving entity
5. Effective Date and Time: (Optional)	Date: _____　　　　Time: _____ (must not be later than 90 days after the certificate is filed)

* *corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.*



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 92A.205

This filing completes the following: ☒ Conversion ☐ Exchange ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

4. Approval Continued:
(If more than one entity being acquired or merging please attach additional approval page.)
	Exchange/Merger:
	Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity)
	☐ A. Owner's approval was not required from the:
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	☐ B. The plan was approved by the required consent of the owners of:
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	☐ C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):
	
	Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	_____
	Name of acquired/merging entity
	
	_____
	Name of acquiring/surviving entity

4. Approval Continued:
(If more than one entity being acquired or merging please attach additional approval page.)
	Exchange/Merger:
	Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity)
	☐ A. Owner's approval was not required from the:
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	☐ B. The plan was approved by the required consent of the owners of:
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	☐ C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):
	
	Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
	      ☐ Acquired/merging
	      ☐ Acquiring/surviving
	
	_____
	Name of acquired/merging entity
	
	_____
	Name of acquiring/surviving entity

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 91A.205

6.Forwarding Address for Service of Process: (Conversion and Mergers only, if resulting/surviving entity is foreign)	Name Country Care of: Address City State Zip/Postal Code
7. Amendment, if any, to the articles or certificate of the surviving entity. (NRS 92A.200): (Merger only) **	
	** Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.
8. Declaration: (Exchange and Merger only)	**Exchange:** ☐ The undersigned declares that a plan of exchange has been adopted by each constituent entity (NRS 92A.200). **Merger:** (Select one box) ☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200). ☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).
9. Signature Statement: (Required)	☒ **Conversion:** A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity. Signatures - must be signed by: 1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87). 2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it. KBC COMPANIES, LLC Name of constituent entity

Form will be returned if unsigned.
This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 91A.205

9. Signature Statement Continued: (Required)

☐ **Exchange:**

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or a member if there are no Managers; A trustee of each Nevada business trust (NRS 92A.230)

Unless otherwise provided in the certificate of trust or governing instrument of a business trust, an exchange must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the exchange.

The articles of exchange must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

☐ **Merger:**

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230).

The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

10. Signature(s): (Required)

Name of acquired/merging entity

X [signature] Title President Date 8/16/2022
Signature (Exchange/Merger)

If more than one entity being acquired or merging please attach additional page of informaiton and signatures.

Name of acquiring/surviving entity

X [signature] Title President Date 8/16/2022
Signature (Exchange/Merger)

X ______________________ Title Date
Signature of Constituent Entity (Conversion)

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Form will be returned if unsigned.
This form must be accompanied by appropriate fees.





SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **THE COFFEE CLASS CORPORATION** did, on 08/18/2022, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 08/19/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202208192937592

You may verify this certificate online at http://www.nvsos.gov

AMENDMENT TO $600K PROMISSORY NOTE AND AGREEMENT

This Amendment is dated April 27, 2022, and is between Kyle Cunningham, Borrower - of the First Part and of the Second Part and for COSTARMOS, LLC. (The Lender) Anthony Delgado, Mgr. of the Third Part

Background

A. Kyle B. Cunningham, Borrower, and for COSTARMOS, LLC. Lender and Anthony Delgado, Mgr. (the parties) have entered into a "Promissory Note and Agreement" dated October 1, 2021, for the purpose of borrowing a Loan in the mount of $600,000 Thousand in US Dollars.

B. The Parties herein desire to amend the "Promissory Note and Agreement" on certain of the Terms and Conditions previously set forth in the original "Promissory Note and Agreement."

C. This is the First Amendment to the original "Promissory Note and Agreement" dated October 1, 2021

D. All Terms, Conditions, and Collateral remain the same as stated in the Original "Promissory Note and Agreement" except as stated herein, with regard to making monthly "**IOP: Interest Only Payments**" of $5,500 only for the six months of May 1, June 1, July 1, August 1, September 1 and October 1, 2022.

E. Beginning November 1, through December 1, 2022, Borrower agrees to make Monthly Loan Payments of $15,800 each month for 48 consecutive months including 48th month of October 1, 2026. Borrower accepts and agrees to all payment terms and conditions stated in "Promissory Note and Agreement".

F. Borrower's Current Loan Balance as of April 26, 2022 is $600,000.00, a Loan from COSTARMOS, LLC. that exists until paid by Borrower in full by October 1, 2026

IN CONSIDERATION OF the Parties agreeing to **amend** their obligations in the existing "Promissory Note and Agreement" and for other valuable consideration, the receipt and sufficiency of which is hereby now acknowledged, the Parties herein have read, understand, and agree to keep, perform, and fulfill all the promises, conditions, and term agreements currently existing and as being now set for the below:

1. This April 26, 2022 Amendment to Promissory Note and Agreement pertains to all Parties as follows,

2. Borrower herein agrees to pay first $5,500 us Dollars to COSTARMOS, LLC. (Lender) on May 1, 2022. This is an Interest Only Payment (IOP), without principal, for May, Jun, Jul, Aug, Sep and October 2022. Principal Balance currently owed COSTARMOS, LLC. by Borrower is $600,000.00 in US Dollars. ~~Borrower herein agrees to resume making $15,800.00 monthly payments to COSTARMOS, LLC.~~ beginning May 1, Jun 1, Jul 1, Aug 1, Sep 1, Oct 1, ~~2022.~~ Thereafter, Borrower agrees to make $15,800 monthly payments or more to COSTARMOS, LLC. (Lender) for 48 consecutive Months beginning Nov 1 and Dec 1, 2022 then continue payments up to and through Oct 1, 2026, or the outstanding Principal Balance is repaid in full, or earlier, in a "Balloon" Payment. Review your $600K Amortization Schedule, which is attached.

3. Borrower agrees herein that prior to considering a Business or Personal Bankruptcy Borrower will inform COSTARMOS, LLC. (Lender) in writing, in advance, to insure Lender's financial interests remain intact, prior to, during, and after, Borrowers' Bankruptcy filing.

Governing Law

4. Subject to the Terms of this Amendment it is the intention of "the Parties" that this Amendment to this "Promissory Note and Agreement" and all suits and special proceedings under this "Promissory Note and Agreement" be construed in accordance with and be governed, in the exclusion of the law of any other forum, by the laws of the State of Nevada, without regard to the jurisdiction in which any action or special proceedings may be instituted.

IN WITNESS WHERE OF THE Parties have duly affixed their signature

Anthony Delgado, Mgr.

COSTARMOS, LLC.

Kyle B. Cunningham

Borrower

DATE: ___4/27/2022___

Margaret Daniels
Notary Public
Clark County-State of Nevada
My Commission Expires: 04-18-23
Certificate No: 07-2385-1



MyCalculators.com
Amortization Schedule

$600,000.00 Loan with Monthly Payments
12% Interest Rate -Compounded Monthly
$15,800.30 Monthly Payment beginning Nov 2022
48 Payments

Month		Payment	Principal Paid	Interest Paid	Remaining Balance
1	Nov	$ 15,800.30	$ 9,800.30	$ 6,000.00	$ 590,199.70
2	Dec	$ 15,800.30	$ 9,898.30	$ 5,902.00	$ 580,301.40
Totals Paid in 2022		**$ 31,600.60**	**$ 19,698.60**	**$ 11,902.00**	
3	Jan	$ 15,800.30	$ 9,997.29	$ 5,803.01	$ 570,304.11
4	Feb	$ 15,800.30	$ 10,097.26	$ 5,703.04	$ 560,206.85
5	Mar	$ 15,800.30	$ 10,198.23	$ 5,602.07	$ 550,008.62
6	Apr	$ 15,800.30	$ 10,300.21	$ 5,500.09	$ 539,708.41
7	May	$ 15,800.30	$ 10,403.22	$ 5,397.08	$ 529,305.19
8	June	$ 15,800.30	$ 10,507.25	$ 5,293.05	$ 518,797.94
9	July	$ 15,800.30	$ 10,612.32	$ 5,187.98	$ 508,185.62
10	Aug	$ 15,800.30	$ 10,718.44	$ 5,081.86	$ 497,467.18
11	Sept	$ 15,800.30	$ 10,825.63	$ 4,974.67	$ 486,641.55
12	Oct	$ 15,800.30	$ 10,933.88	$ 4,866.42	$ 475,707.67
13	Nov	$ 15,800.30	$ 11,043.22	$ 4,757.08	$ 464,664.45
14	Dec	$ 15,800.30	$ 11,153.66	$ 4,646.64	$ 453,510.79
Totals Paid in 2023		**$ 189,603.60**	**$ 126,790.61**	**$ 62,812.99**	
15	Jan	$ 15,800.30	$ 11,265.19	$ 4,535.11	$ 442,245.60
16	Feb	$ 15,800.30	$ 11,377.84	$ 4,422.46	$ 430,867.76
17	Mar	$ 15,800.30	$ 11,491.62	$ 4,308.68	$ 419,376.14
18	Apr	$ 15,800.30	$ 11,606.54	$ 4,193.76	$ 407,769.60
19	May	$ 15,800.30	$ 11,722.60	$ 4,077.70	$ 396,047.00
20	June	$ 15,800.30	$ 11,839.83	$ 3,960.47	$ 384,207.17
21	July	$ 15,800.30	$ 11,958.23	$ 3,842.07	$ 372,248.94
22	Aug	$ 15,800.30	$ 12,077.81	$ 3,722.49	$ 360,171.13
23	Sept	$ 15,800.30	$ 12,198.59	$ 3,601.71	$ 347,972.54
24	Oct	$ 15,800.30	$ 12,320.57	$ 3,479.73	$ 335,651.97
25	Nov	$ 15,800.30	$ 12,443.78	$ 3,356.52	$ 323,208.19
26	Dec	$ 15,800.30	$ 12,568.22	$ 3,232.08	$ 310,639.97
Totals Paid in 2024		**$ 189,603.60**	**$ 142,870.82**	**$ 46,732.78**	

27	Jan	$ 15,800.30	$ 12,693.90	$ 3,106.40	$ 297,946.07
28	Feb	$ 15,800.30	$ 12,820.84	$ 2,979.46	$ 285,125.23
29	Mar	$ 15,800.30	$ 12,949.05	$ 2,851.25	$ 272,176.18
30	Apr	$ 15,800.30	$ 13,078.54	$ 2,721.76	$ 259,097.64
31	May	$ 15,800.30	$ 13,209.32	$ 2,590.98	$ 245,888.32
32	June	$ 15,800.30	$ 13,341.42	$ 2,458.88	$ 232,546.90
33	July	$ 15,800.30	$ 13,474.83	$ 2,325.47	$ 219,072.07
34	Aug	$ 15,800.30	$ 13,609.58	$ 2,190.72	$ 205,462.49
35	Sept	$ 15,800.30	$ 13,745.68	$ 2,054.62	$ 191,716.81
36	Oct	$ 15,800.30	$ 13,883.13	$ 1,917.17	$ 177,833.68
37	Nov	$ 15,800.30	$ 14,021.96	$ 1,778.34	$ 163,811.72
38	Dec	$ 15,800.30	$ 14,162.18	$ 1,638.12	$ 149,649.54
Totals Paid in 2025		**$ 189,603.60**	**$ 160,990.43**	**$ 28,613.17**	
39	Jan	$ 15,800.30	$ 14,303.80	$ 1,496.50	$ 135,345.74
40	Feb	$ 15,800.30	$ 14,446.84	$ 1,353.46	$ 120,898.90
41	Mar	$ 15,800.30	$ 14,591.31	$ 1,208.99	$ 106,307.59
42	Apr	$ 15,800.30	$ 14,737.22	$ 1,063.08	$ 91,570.37
43	May	$ 15,800.30	$ 14,884.60	$ 915.70	$ 76,685.77
44	June	$ 15,800.30	$ 15,033.44	$ 766.86	$ 61,652.33
45	July	$ 15,800.30	$ 15,183.78	$ 616.52	$ 46,468.55
46	Aug	$ 15,800.30	$ 15,335.61	$ 464.69	$ 31,132.94
47	Sept	$ 15,800.30	$ 15,488.97	$ 311.33	$ 15,643.97
48	Oct	$ 15,800.41	$ 15,643.97	$ 156.44	$ .0
Totals Paid in 2026		**$ 158,003.11**	**$ 149,649.54**	**$ 8,353.57**	
Totals		**$ 758,414.51**	**$ 600,000.00**	**$ 158,414.51**	

www.MyCalculators.com

LOAN AUTHORIZATION AND AGREEMENT (LA&A)

A PROPERLY SIGNED DOCUMENT IS REQUIRED <u>PRIOR</u> TO ANY DISBURSEMENT

<u>CAREFULLY READ THE LA&A:</u>

This document describes the terms and conditions of your loan. It is your responsibility to comply with <u>ALL</u> the terms and conditions of your loan.

<u>SIGNING THE LA&A:</u>

All borrowers must sign the LA&A.

- Sign your name *exactly* as it appears on the LA&A. If typed incorrectly, you should sign with the correct spelling.
- If your middle initial appears on the signature line, sign with your middle initial.
- If a suffix appears on the signature line, such as Sr. or Jr., sign with your suffix.
- Corporate Signatories: Authorized representatives should sign the signature page.

<u>Your signature represents your agreement to comply with the terms and conditions of the loan.</u>

U.S. Small Business Administration

Economic Injury Disaster Loan

LOAN AUTHORIZATION AND AGREEMENT

Date: 03.03.2021 (Effective Date)

On the above date, this Administration (SBA) authorized (under Section 7(b) of the Small Business Act, as amended) a Loan (SBA Loan #6539438503) to Mocha White Coffee House LLC (Borrower) of 8878 S EASTERN AVE STE 102 LAS VEGAS Nevada 89123 in the amount of one hundred and eight thousand seven hundred and 00/100 Dollars ($108,700.00), upon the following conditions:

PAYMENT

- Installment payments, including principal and interest, of $530.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.

INTEREST

- Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.

PAYMENT TERMS

- Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal.

- Each payment will be made when due even if at that time the full amount of the Loan has not yet been advanced or the authorized amount of the Loan has been reduced.

COLLATERAL

- For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

- For loan amounts of $25,000 or less, SBA is not taking a security interest in any collateral.

REQUIREMENTS RELATIVE TO COLLATERAL

- Borrower will not sell or transfer any collateral (except normal inventory turnover in the ordinary course of business) described in the "Collateral" paragraph hereof without the prior written consent of SBA.

USE OF LOAN PROCEEDS

- Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which will be deducted from the Loan amount stated above.

REQUIREMENTS FOR USE OF LOAN PROCEEDS AND RECEIPTS

- Borrower will obtain and itemize receipts (paid receipts, paid invoices or cancelled checks) and contracts for all Loan funds spent and retain these receipts for 3 years from the date of the final disbursement. Prior to each subsequent disbursement (if any) and whenever requested by SBA, Borrower will submit to SBA such itemization together with copies of the receipts.

- Borrower will not use, directly or indirectly, any portion of the proceeds of this Loan to relocate without the prior written permission of SBA. The law prohibits the use of any portion of the proceeds of this Loan for voluntary relocation from the business area in which the disaster occurred. To request SBA's prior written permission to relocate, Borrower will present to SBA the reasons therefore and a description or address of the relocation site. Determinations of (1) whether a relocation is voluntary or otherwise, and (2) whether any site other than the disaster-affected location is within the business area in which the disaster occurred, will be made solely by SBA.

- Borrower will, to the extent feasible, purchase only American-made equipment and products with the proceeds of this Loan.

- Borrower will make any request for a loan increase for additional disaster-related damages as soon as possible after the need for a loan increase is discovered. The SBA will not consider a request for a loan increase received more than **two (2)** years from the date of loan approval unless, in the sole discretion of the SBA, there are extraordinary and unforeseeable circumstances beyond the control of the borrower.

DEADLINE FOR RETURN OF LOAN CLOSING DOCUMENTS

- **Borrower will sign and return the loan closing documents to SBA within 2 months of the date of this Loan Authorization and Agreement**. By notifying the Borrower in writing, SBA may cancel this Loan if the Borrower fails to meet this requirement. The Borrower may submit and the SBA may, in its sole discretion, accept documents after 2 months of the date of this Loan Authorization and Agreement.

COMPENSATION FROM OTHER SOURCES

- Eligibility for this disaster Loan is limited to disaster losses that are not compensated by other sources. Other sources include but are not limited to: (1) proceeds of policies of insurance or other indemnifications, (2) grants or other reimbursement (including loans) from government agencies or private organizations, (3) claims for civil liability against other individuals, organizations or governmental entities, and (4) salvage (including any sale or re-use) of items of damaged property.

- Borrower will promptly notify SBA of the existence and status of any claim or application for such other compensation, and of the receipt of any such compensation, and Borrower will promptly submit the proceeds of same (not exceeding the outstanding balance of this Loan) to SBA.

- Borrower hereby assigns to SBA the proceeds of any such compensation from other sources and authorizes the payor of same to deliver said proceeds to SBA at such time and place as SBA shall designate.

- SBA will in its sole discretion determine whether any such compensation from other sources is a duplication of benefits. SBA will use the proceeds of any such duplication to reduce the outstanding balance of this Loan, and Borrower agrees that such proceeds will not be applied in lieu of scheduled payments.

DUTY TO MAINTAIN HAZARD INSURANCE

- Within 12 months from the date of this Loan Authorization and Agreement the Borrower will provide proof of an active and in effect hazard insurance policy including fire, lightning, and extended coverage on all items used to secure this loan to at least 80% of the insurable value. Borrower will not cancel such coverage and will maintain such coverage throughout the entire term of this Loan. **BORROWER MAY NOT BE ELIGIBLE FOR EITHER ANY FUTURE DISASTER ASSISTANCE OR SBA FINANCIAL ASSISTANCE IF THIS INSURANCE IS NOT MAINTAINED AS STIPULATED HEREIN THROUGHOUT THE ENTIRE TERM OF THIS LOAN.** Please submit proof of insurance to: U.S. Small Business Administration, Office of Disaster Assistance, 14925 Kingsport Rd, Fort Worth, TX. 76155.

BOOKS AND RECORDS

- Borrower will maintain current and proper books of account in a manner satisfactory to SBA for the most recent 5 years until 3 years after the date of maturity, including extensions, or the date this Loan is paid in full, whichever occurs first. Such books will include Borrower's financial and operating statements, insurance policies, tax returns and related filings, records of earnings distributed and dividends paid and records of compensation to officers, directors, holders of 10% or more of Borrower's capital stock, members, partners and proprietors.

- Borrower authorizes SBA to make or cause to be made, at Borrower's expense and in such a manner and at such times as SBA may require: (1) inspections and audits of any books, records and paper in the custody or control of Borrower or others relating to Borrower's financial or business conditions, including the making of copies thereof and extracts therefrom, and (2) inspections and appraisals of any of Borrower's assets.

- Borrower will furnish to SBA, not later than 3 months following the expiration of Borrower's fiscal year and in such form as SBA may require, Borrower's financial statements.

- Upon written request of SBA, Borrower will accompany such statements with an 'Accountant's Review Report' prepared by an independent public accountant at Borrower's expense.

- Borrower authorizes all Federal, State and municipal authorities to furnish reports of examination, records and other information relating to the conditions and affairs of Borrower and any desired information from such reports, returns, files, and records of such authorities upon request of SBA.

LIMITS ON DISTRIBUTION OF ASSETS

- Borrower will not, without the prior written consent of SBA, make any distribution of Borrower's assets, or give any preferential treatment, make any advance, directly or indirectly, by way of loan, gift, bonus, or otherwise, to any owner or partner or any of its employees, or to any company directly or indirectly controlling or affiliated with or controlled by Borrower, or any other company.

EQUAL OPPORTUNITY REQUIREMENT

- If Borrower has or intends to have employees, Borrower will post SBA Form 722, Equal Opportunity Poster (copy attached), in Borrower's place of business where it will be clearly visible to employees, applicants for employment, and the general public.

DISCLOSURE OF LOBBYING ACTIVITIES

- Borrower agrees to the attached Certification Regarding Lobbying Activities

BORROWER'S CERTIFICATIONS

Borrower certifies that:

- There has been no substantial adverse change in Borrower's financial condition (and organization, in case of a business borrower) since the date of the application for this Loan. (Adverse changes include, but are not limited to: judgment liens, tax liens, mechanic's liens, bankruptcy, financial reverses, arrest or conviction of felony, etc.)

- No fees have been paid, directly or indirectly, to any representative (attorney, accountant, etc.) for services provided or to be provided in connection with applying for or closing this Loan, other than those reported on SBA Form 5 Business Disaster Loan Application'; SBA Form 3501 COVID-19 Economic Injury Disaster Loan Application; or SBA Form 159, 'Compensation Agreement'. All fees not approved by SBA are prohibited.

- All representations in the Borrower's Loan application (including all supplementary submissions) are true, correct and complete and are offered to induce SBA to make this Loan.

- No claim or application for any other compensation for disaster losses has been submitted to or requested of any source, and no such other compensation has been received, other than that which Borrower has fully disclosed to SBA.

- Neither the Borrower nor, if the Borrower is a business, any principal who owns at least 50% of the Borrower, is delinquent more than 60 days under the terms of any: (a) administrative order; (b) court order; or (c) repayment agreement that requires payment of child support.

- Borrower certifies that no fees have been paid, directly or indirectly, to any representative (attorney, accountant, etc.) for services provided or to be provided in connection with applying for or closing this Loan, other than those reported on the Loan Application. All fees not approved by SBA are prohibited. If an Applicant chooses to employ an Agent, the compensation an Agent charges to and that is paid by the Applicant must bear a necessary and reasonable relationship to the services actually performed and must be comparable to those charged by other Agents in the geographical area. Compensation cannot be contingent on loan approval. In addition, compensation must not include any expenses which are deemed by SBA to be unreasonable for services actually performed or expenses actually incurred. Compensation must not include charges prohibited in 13 CFR 103 or SOP 50-30, Appendix 1. **If the compensation exceeds $500 for a disaster home loan or $2,500 for a disaster business loan, Borrower must fill out the Compensation Agreement Form 159D which will be provided for Borrower upon request or can be found on the SBA website.**

- Borrower certifies, to the best of its, his or her knowledge and belief, that the certifications and representations in the attached Certification Regarding Lobbying are true, correct and complete and are offered to induce SBA to make this Loan.

CIVIL AND CRIMINAL PENALTIES

- Whoever wrongfully misapplies the proceeds of an SBA disaster loan shall be civilly liable to the Administrator in an amount equal to one-and-one half times the original principal amount of the loan under 15 U.S.C. 636(b). In addition, any false statement or misrepresentation to SBA may result in criminal, civil or administrative sanctions including, but not limited to: 1) fines, imprisonment or both, under 15 U.S.C. 645, 18 U.S.C. 1001, 18 U.S.C. 1014, 18 U.S.C. 1040, 18 U.S.C. 3571, and any other applicable laws; 2) treble damages and civil penalties under the False Claims Act, 31 U.S.C. 3729; 3) double damages and civil penalties under the Program Fraud Civil Remedies Act, 31 U.S.C. 3802; and 4) suspension and/or debarment from all Federal procurement and non-procurement transactions. Statutory fines may increase if amended by the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015.

RESULT OF VIOLATION OF THIS LOAN AUTHORIZATION AND AGREEMENT

- If Borrower violates any of the terms or conditions of this Loan Authorization and Agreement, the Loan will be in default and SBA may declare all or any part of the indebtedness immediately due and payable. SBA's failure to exercise its rights under this paragraph will not constitute a waiver.

- A default (or any violation of any of the terms and conditions) of any SBA Loan(s) to Borrower and/or its affiliates will be considered a default of all such Loan(s).

DISBURSEMENT OF THE LOAN

- Disbursements will be made by and at the discretion of SBA Counsel, in accordance with this Loan Authorization and Agreement and the general requirements of SBA.

- Disbursements may be made in increments as needed.

- Other conditions may be imposed by SBA pursuant to general requirements of SBA.

- Disbursement may be withheld if, in SBA's sole discretion, there has been an adverse change in Borrower's financial condition or in any other material fact represented in the Loan application, or if Borrower fails to meet any of the terms or conditions of this Loan Authorization and Agreement.

- **NO DISBURSEMENT WILL BE MADE LATER THAN 6 MONTHS FROM THE DATE OF THIS LOAN AUTHORIZATION AND AGREEMENT UNLESS SBA, IN ITS SOLE DISCRETION, EXTENDS THIS DISBURSEMENT PERIOD.**

PARTIES AFFECTED

- This Loan Authorization and Agreement will be binding upon Borrower and Borrower's successors and assigns and will inure to the benefit of SBA and its successors and assigns.

RESOLUTION OF BOARD OF DIRECTORS

- Borrower shall, within 180 days of receiving any disbursement of this Loan, submit the appropriate SBA Certificate and/or Resolution to the U.S. Small Business Administration, Office of Disaster Assistance, 14925 Kingsport Rd, Fort Worth, TX. 76155.

ENFORCEABILITY

- This Loan Authorization and Agreement is legally binding, enforceable and approved upon Borrower's signature, the SBA's approval and the Loan Proceeds being issued to Borrower by a government issued check or by electronic debit of the Loan Proceeds to Borrower' banking account provided by Borrower in application for this Loan.

James E. Rivera

James E. Rivera
Associate Administrator
U.S. Small Business Administration

The undersigned agree(s) to be bound by the terms and conditions herein during the term of this Loan, and further agree(s) that no provision stated herein will be waived without prior written consent of SBA. **Under penalty of perjury of the United States of America, I hereby certify that I am authorized to apply for and obtain a disaster loan on behalf of Borrower, in connection with the effects of the COVID-19 emergency.**

Mocha White Coffee House LLC

DocuSigned by:

Kyle Cunningham
96D3F6D5E63349A...

Date: ___03.03.2021_____

Kyle Cunningham, Owner/Officer

Note: Corporate Borrowers must execute Loan Authorization and Agreement in corporate name, by a duly authorized officer. Partnership Borrowers must execute in firm name, together with signature of a general partner. Limited Liability entities must execute in the entity name by the signature of the authorized managing person.

CERTIFICATION REGARDING LOBBYING

For loans over $150,000, Congress requires recipients to agree to
the following:

1. Appropriated funds may NOT be used for lobbying.

2. Payment of non-federal funds for lobbying must be reported on Form
    SF-LLL.

3. Language of this certification must be incorporated into all
    contracts and subcontracts exceeding $100,000.

4. All contractors and subcontractors with contracts exceeding
    $100,000 are required to certify and disclose accordingly.

SBA Form 1391 (5-00)

CERTIFICATION REGARDING
LOBBYING

*Certification for Contracts, Grants, Loans, and Cooperative
Agreements*

Borrower and all Guarantors (if any) certify, to the best of its, his or her knowledge and belief, that:

(1)   No Federal appropriated funds have been paid or will be paid, by or on behalf of the undersigned, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress in connection with awarding of any Federal contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement, and the extension, continuation, renewal, or modification of any Federal contract, grant, loan, or cooperative agreement.

(2)   If any funds other than Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress in connection with this Federal loan, the undersigned shall complete and submit Standard Form LLL, "Disclosure Form to Report Lobbying," in accordance with its instructions.

(3)   The undersigned shall require that the language of this certification be included in the award documents for all sub-awards at all tiers (including subcontracts, sub-grants, and contracts under grants, loans, and co-operative agreements) and that all sub-recipients shall certify and disclose accordingly.

This certification is a material representation of fact upon which reliance was placed when this transaction was made or entered into. Submission of this certification is a prerequisite for making or entering into this transaction imposed by Section 1352, Title 31, U.S. Code. Any person who fails to file the required certification shall be subject to a civil penalty of not less than $10,000.00 and not more than $100,000.00 for each such failure.

SBA Form 1391 (5-00)



This Statement of Policy is Posted

In Accordance with Regulations of the

Small Business Administration

This Organization Practices

Equal Employment Opportunity

We do not discriminate on the ground of race, color, religion, sex, age, disability or national origin in the hiring, retention, or promotion of employees; nor in determining their rank, or the compensation or fringe benefits paid them.

This Organization Practices

Equal Treatment of Clients

We do not discriminate on the basis of race, color, religion, sex, marital status, disability, age or national origin in services or accommodations offered or provided to our employees, clients or guests.

**These policies and this notice comply with regulations of the
United States Government.**

Please report violations of this policy to:

**Administrator
Small Business Administration
Washington, D.C. 20416**

In order for the public and your employees to know their rights under 13 C.F.R Parts 112, 113, and 117, Small Business Administration Regulations, and to conform with the directions of the Administrator of SBA, this poster must be displayed where it is clearly visible to employees, applicants for employment, and the public.

Failure to display the poster as required in accordance with SBA Regulations may be considered evidence of noncompliance and subject you to the penalties contained in those Regulations.

SBA FORM 722 (10-02) REF: SOP 9030   PREVIOUS EDITIONS ARE OBSOLETE   **U.S. GOVERNMENT PRINTING OFFICE: 1994 0- 153-346**

This form was electronically produced by Elite Federal Inc.

Federal Recycling Program   Printed on Recycled Paper



Esta Declaración De Principios Se Publica

De Acuerdo Con Los Reglamentos De La

Agencia Federal Para el Desarrollo de la Pequeña Empresa

Esta Organización Practica

Igual Oportunidad De Empleo

No discriminamos por razón de raza, color, religión, sexo, edad, discapacidad o nacionalidad en el empleo, retención o ascenso de personal ni en la determinación de sus posiciones, salarios o beneficios marginales.

Esta Organización Practica

Igualdad En El Trato A Su Clientela

No discriminamos por razón de raza, color, religión, sexo, estado civil, edad, discapacidad o nacionalidad en los servicios o facilidades provistos para nuestros empleados, clientes o visitantes.

Estos principios y este aviso cumplen con los reglamentos del Gobierno de los Estados Unidos de América.

Favor de informar violaciones a lo aquí indicado a:

Administrador
Agencia Federal Para el Desarrollo de la
Pequeña Empresa
Washington, D.C. 20416

A fin de que el público y sus empleados conozcan sus derechos según lo expresado en las Secciones 112, 113 y 117 del Código de Regulaciaones Federales No. 13, de los Reglamentos de la Agencja Federal Para el Desarrollo de la Pequeña Empresa y de acuerdo con las instrucciones del Administrador de dicha agencia,
esta notificación debe fijarse en un lugar claramente visible para los empleados, solicitantes de empleo y público en general. No fijar esta notificación según lo requerido por los reglamentos de la Agencia Federal Para el Desarrollo de la Pequeña Empresa, puede ser interpretado como evidencia de falta de cumplimiento de los mismos y conllevará la ejecución de los castigos impuestos en estos reglamentos.

SBA FORM 722 (10-02) REF: SOP 9030   PREVIOUS EDITIONS ARE OBSOLETE   U.S. GOVERNMENT PRINTING OFFICE: 1994 0- 153-346

This form was electronically produced by Elite Federal Inc.

Federal Recycling Program   Printed on Recycled Paper

NOTE

A PROPERLY SIGNED NOTE IS REQUIRED <u>PRIOR</u> TO ANY DISBURSEMENT

<u>**CAREFULLY READ THE NOTE:**</u> It is your promise to repay the loan.

- The Note is pre-dated. **DO NOT CHANGE THE DATE OF THE NOTE.**
- <u>**LOAN PAYMENTS**</u> will be due as stated in the Note.
- **ANY CORRECTIONS OR UNAUTHORIZED MARKS MAY VOID THIS DOCUMENT.**

<u>**SIGNING THE NOTE:**</u> All borrowers must sign the Note.
- Sign your name *exactly* as it appears on the Note. If typed incorrectly, you should sign with the correct spelling.
- If your middle initial appears on the signature line, sign with your middle initial.
- If a suffix appears on the signature line, such as Sr. or Jr., sign with your suffix.
- Corporate Signatories: Authorized representatives should sign the signature page.

	U.S. Small Business Administration **NOTE** (SECURED DISASTER LOANS)	**Date: 03.03.2021**
		Loan Amount: $108,700.00
		Annual Interest Rate: 3.75%

SBA Loan # 6539438503   **Application #3600262097**

1. **PROMISE TO PAY:** In return for a loan, Borrower promises to pay to the order of SBA the amount of **one hundred and eight thousand seven hundred and 00/100 Dollars ($108,700.00)**, interest on the unpaid principal balance, and all other amounts required by this Note.

2. **DEFINITIONS: A)** "Collateral" means any property taken as security for payment of this Note or any guarantee of this Note. **B)** "Guarantor" means each person or entity that signs a guarantee of payment of this Note. **C)** "Loan Documents" means the documents related to this loan signed by Borrower, any Guarantor, or anyone who pledges collateral.

3. **PAYMENT TERMS:** Borrower must make all payments at the place SBA designates. Borrower may prepay this Note in part or in full at any time, without notice or penalty. Borrower must pay principal and interest payments of **$530.00** every **month** beginning **Twelve (12)** months from the date of the Note. SBA will apply each installment payment first to pay interest accrued to the day SBA receives the payment and will then apply any remaining balance to reduce principal. All remaining principal and accrued interest is due and payable **Thirty (30) years** from the date of the Note.

4. **DEFAULT:** Borrower is in default under this Note if Borrower does not make a payment when due under this Note, or if Borrower: **A)** Fails to comply with any provision of this Note, the Loan Authorization and Agreement, or other Loan Documents; **B)** Defaults on any other SBA loan; **C)** Sells or otherwise transfers, or does not preserve or account to SBA's satisfaction for, any of the Collateral or its proceeds; **D)** Does not disclose, or anyone acting on their behalf does not disclose, any material fact to SBA; **E)** Makes, or anyone acting on their behalf makes, a materially false or misleading representation to SBA; **F)** Defaults on any loan or agreement with another creditor, if SBA believes the default may materially affect Borrower's ability to pay this Note; **G)** Fails to pay any taxes when due; **H)** Becomes the subject of a proceeding under any bankruptcy or insolvency law; **I)** Has a receiver or liquidator appointed for any part of their business or property; **J)** Makes an assignment for the benefit of creditors; **K)** Has any adverse change in financial condition or business operation that SBA believes may materially affect Borrower's ability to pay this Note; **L)** Dies; **M)** Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without SBA's prior written consent; or, **N)** Becomes the subject of a civil or criminal action that SBA believes may materially affect Borrower's ability to pay this Note.

5. **SBA'S RIGHTS IF THERE IS A DEFAULT:** Without notice or demand and without giving up any of its rights, SBA may: **A)** Require immediate payment of all amounts owing under this Note; **B)** Have recourse to collect all amounts owing from any Borrower or Guarantor (if any); **C)** File suit and obtain judgment; **D)** Take possession of any Collateral; or **E)** Sell, lease, or otherwise dispose of, any Collateral at public or private sale, with or without advertisement.

6. **SBA'S GENERAL POWERS:** Without notice and without Borrower's consent, SBA may: **A)** Bid on or buy the Collateral at its sale or the sale of another lienholder, at any price it chooses; **B)** Collect amounts due under this Note, enforce the terms of this Note or any other Loan Document, and preserve or dispose of the Collateral. Among other things, the expenses may include payments for property taxes, prior liens, insurance, appraisals, environmental remediation costs, and reasonable attorney's fees and costs. If SBA incurs such expenses, it may demand immediate reimbursement from Borrower or add the expenses to the principal balance; **C)** Release anyone obligated to pay this Note; **D)** Compromise, release, renew, extend or substitute any of the Collateral; and **E)** Take any action necessary to protect the Collateral or collect amounts owing on this Note.

7. **FEDERAL LAW APPLIES:** When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. SBA may use state or local procedures for filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax, or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

8. **GENERAL PROVISIONS: A)** All individuals and entities signing this Note are jointly and severally liable. **B)** Borrower waives all suretyship defenses. **C)** Borrower must sign all documents required at any time to comply with the Loan Documents and to enable SBA to acquire, perfect, or maintain SBA's liens on Collateral. **D)** SBA may exercise any of its rights separately or together, as many times and in any order it chooses. SBA may delay or forgo enforcing any of its rights without giving up any of them. **E)** Borrower may not use an oral statement of SBA to contradict or alter the written terms of this Note. **F)** If any part of this Note is unenforceable, all other parts remain in effect. **G)** To the extent allowed by law, Borrower waives all demands and notices in connection with this Note, including presentment, demand, protest, and notice of dishonor. Borrower also waives any defenses based upon any claim that SBA did not obtain any guarantee; did not obtain, perfect, or maintain a lien upon Collateral; impaired Collateral; or did not obtain the fair market value of Collateral at a sale. **H)** SBA may sell or otherwise transfer this Note.

9. **MISUSE OF LOAN FUNDS:** Anyone who wrongfully misapplies any proceeds of the loan will be civilly liable to SBA for one and one- half times the proceeds disbursed, in addition to other remedies allowed by law.

10. **BORROWER'S NAME(S) AND SIGNATURE(S):** By signing below, each individual or entity acknowledges and accepts personal obligation and full liability under the Note as Borrower.

Mocha White Coffee House LLC

DocuSigned by:

Kyle Cunningham

96D3F6D5E63349A...

Kyle Cunningham, Owner/Officer

SECURITY AGREEMENT

<u>Read this document carefully.</u> It grants the SBA a security interest (lien) in all the property described in paragraph 4.

This document is predated. DO NOT CHANGE THE DATE ON THIS DOCUMENT.



U.S. Small Business Administration
SECURITY AGREEMENT

SBA Loan #:	6539438503
Borrower:	Mocha White Coffee House LLC
Secured Party:	**The Small Business Administration, an Agency of the U.S. Government**
Date:	03.03.2021
Note Amount:	$108,700.00

1. **DEFINITIONS.**

   Unless otherwise specified, all terms used in this Agreement will have the meanings ascribed to them under the Official Text of the Uniform Commercial Code, as it may be amended from time to time, ("UCC"). "SBA" means the Small Business Administration, an Agency of the U.S. Government.

2. **GRANT OF SECURITY INTEREST.**

   For value received, the Borrower grants to the Secured Party a security interest in the property described below in paragraph 4 (the "Collateral").

3. **OBLIGATIONS SECURED**.

   This Agreement secures the payment and performance of: (a) all obligations under a Note dated 03.03.2021, made by Mocha White Coffee House LLC , made payable to Secured Lender, in the amount of $108,700.00 ("Note"), including all costs and expenses (including reasonable attorney's fees), incurred by Secured Party in the disbursement, administration and collection of the loan evidenced by the Note; (b) all costs and expenses (including reasonable attorney's fees), incurred by Secured Party in the protection, maintenance and enforcement of the security interest hereby granted; (c) all obligations of the Borrower in any other agreement relating to the Note; and (d) any modifications, renewals, refinancings, or extensions of the foregoing obligations.

4. **COLLATERAL DESCRIPTION.**

   The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible

SBA Form 1059 (09-19) Previous Editions are obsolete.

and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

5.   **RESTRICTIONS ON COLLATERAL TRANSFER.**

Borrower will not sell, lease, license or otherwise transfer (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Borrower's interest in the Collateral without Secured Party's written or electronically communicated approval, except that Borrower may sell inventory in the ordinary course of business on customary terms. Borrower may collect and use amounts due on accounts and other rights to payment arising or created in the ordinary course of business, until notified otherwise by Secured Party in writing or by electronic communication.

6.   **MAINTENANCE AND LOCATION OF COLLATERAL; INSPECTION; INSURANCE.**

Borrower must promptly notify Secured Party by written or electronic communication of any change in location of the Collateral, specifying the new location. Borrower hereby grants to Secured Party the right to inspect the Collateral at all reasonable times and upon reasonable notice. Borrower must: (a) maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral), and including such terms as Secured Party may require including a Lender's Loss Payable Clause in favor of Secured Party. Borrower hereby assigns to Secured Party any proceeds of such policies and all unearned premiums thereon and authorizes and empowers Secured Party to collect such sums and to execute and endorse in Borrower's name all proofs of loss, drafts, checks and any other documents necessary for Secured Party to obtain such payments.

7.   **CHANGES TO BORROWER'S LEGAL STRUCTURE, PLACE OF BUSINESS, JURISDICTION OF ORGANIZATION, OR NAME.**

Borrower must notify Secured Party by written or electronic communication not less than 30 days before taking any of the following actions: (a) changing or reorganizing the type of organization or form under which it does business; (b) moving, changing its place of business or adding a place of business; (c) changing its jurisdiction of organization; or (d) changing its name. Borrower will pay for the preparation and filing of all documents Secured Party deems necessary to maintain, perfect and continue the perfection of Secured Party's security interest in the event of any such change.

8.   **PERFECTION OF SECURITY INTEREST.**

Borrower consents, without further notice, to Secured Party's filing or recording of any documents necessary to perfect, continue, amend or terminate its security interest. Upon request of Secured Party, Borrower must sign or otherwise authenticate all documents that Secured Party deems necessary at any time to allow Secured Party to acquire, perfect, continue or amend its security interest in the Collateral. Borrower will pay the filing and recording costs of any documents relating to Secured Party's security interest. Borrower ratifies all previous filings and recordings, including financing statements and notations on certificates of title. Borrower will cooperate with Secured Party in obtaining a Control Agreement satisfactory to Secured Party with respect to any Deposit Accounts or Investment Property, or in otherwise obtaining control or possession of that or any other Collateral.

9.   **DEFAULT.**

Borrower is in default under this Agreement if: (a) Borrower fails to pay, perform or otherwise comply with any provision of this Agreement; (b) Borrower makes any materially false representation, warranty or certification in, or in connection with, this Agreement, the Note, or any other agreement related to the Note or this Agreement; (c) another secured party or judgment creditor exercises its rights against the Collateral; or (d) an event defined as a "default" under the Obligations occurs. In the event of default and if Secured Party requests, Borrower must assemble and make available all Collateral at a place and time designated by Secured Party. Upon default and at any time thereafter, Secured Party may declare all Obligations secured hereby immediately due and payable, and, in its sole discretion, may proceed to enforce payment of same and exercise any of the rights and remedies available to a secured party by law including those available to it under Article 9 of the UCC that is in effect in the jurisdiction where Borrower or the Collateral is located. Unless otherwise required under applicable law, Secured Party has no obligation to clean or otherwise prepare the Collateral for sale or other disposition and Borrower waives any right it may have to require Secured Party to enforce the security interest or payment or performance of the Obligations against any other person.

10.   **FEDERAL RIGHTS.**

When SBA is the holder of the Note, this Agreement will be construed and enforced under federal law, including SBA regulations. Secured Party or SBA may use state or local procedures for filing papers, recording documents, giving notice, enforcing security interests or liens, and for any other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax or liability. As to this Agreement, Borrower may not claim or assert any local or state law against SBA to deny any obligation, defeat any claim of SBA, or preempt federal law.

11.   **GOVERNING LAW.**

Unless SBA is the holder of the Note, in which case federal law will govern, Borrower and Secured Party agree that this Agreement will be governed by the laws of the jurisdiction where the Borrower is located, including the UCC as in effect in such jurisdiction and without reference to its conflicts of laws principles.

12.   **SECURED PARTY RIGHTS.**

All rights conferred in this Agreement on Secured Party are in addition to those granted to it by law, and all rights are cumulative and may be exercised simultaneously. Failure of Secured Party to enforce any rights or remedies will not constitute an estoppel or waiver of Secured Party's ability to exercise such rights or remedies. Unless otherwise required under applicable law, Secured Party is not liable for any loss or damage to Collateral in its possession or under its control, nor will such loss or damage reduce or discharge the Obligations that are due, even if Secured Party's actions or inactions caused or in any way contributed to such loss or damage.

13.   **SEVERABILITY.**

If any provision of this Agreement is unenforceable, all other provisions remain in effect.

14.   **BORROWER CERTIFICATIONS.**

Borrower certifies that: (a) its Name (or Names) as stated above is correct; (b) all Collateral is owned or titled in the Borrower's name and not in the name of any other organization or individual; (c) Borrower has the legal authority to grant the security interest in the Collateral; (d) Borrower's ownership in or title to the Collateral is free of all adverse claims, liens, or security interests (unless expressly permitted by Secured Party); (e) none of the Obligations are or will be primarily for personal, family or household purposes; (f) none of the Collateral is or will be used, or has been or will be bought primarily for personal, family or household purposes; (g) Borrower has read and understands the meaning and effect of all terms of this Agreement.

15.   **BORROWER NAME(S) AND SIGNATURE(S).**

By signing or otherwise authenticating below, each individual and each organization becomes jointly and severally obligated as a Borrower under this Agreement.

Mocha White Coffee House LLC

DocuSigned by:

Kyle Cunningham

96D3F6D5E63349A...   Date: 03.03.2021

Kyle Cunningham, Owner/Officer

SBA Form 1059 (09-19) Previous Editions are obsolete.



U.S. SMALL BUSINESS ADMINISTRATION
Disaster Assistance
Processing and Disbursement Center
14925 Kingsport Road
Fort Worth, Texas 76155

833-853-5638
Hearing Impaired
800-877-8339

March 18, 2022

KYLE CUNNINGHAM
MOCHA WHITE COFFEE HOUSE LLC
8878 S EASTERN AVE STE 102
LAS VEGAS, NV 89123

RE: SBA Disaster Loan Application Number: 3600262097
                          Loan Number: 6539438503

Dear **KYLE CUNNINGHAM:**

We received your request for a modification(s) to your SBA loan.

We have amended your loan as follows:

   Loan amount has been updated from **$108,700.00** to **$270,300.00**.

   Payment amount has been updated from **$530.00** to **$1,351.00**.

If you have any questions, please contact us at the toll free number listed above.

Sincerely,

APPLICATION PROCESSING

The Federal Equal Credit Opportunity Act, 15 U.S.C. §1691, prohibits creditors from discrimination against credit applicants on the basis of race, color, religion, national origin, sex, marital status, age (provided that the applicant has the capacity to enter into a binding contract); because all or part of the applicant's income derives from any public assistance program; or because the applicant has in good faith exercised any right under the Consumer Protection Act. The Federal agency that administers compliance with this law concerning this creditor is the Consumer Response Center, Federal Trade Commission, Washington, D.C. 20580.

CERTIFICATION

I, Kyle Cunningham, Principal Executive Officer of The Coffee Class Corporation, hereby certify that the financial statements of The Coffee Class Corporation included in this Report are true and complete in all material respects.

Kyle Cunningham

CEO